PMX Communities, Inc.

2200 NW Corporate Blvd., Suite 220

Boca Raton, FL 33431

Securities and Exchange Commission

Washington, D.C. 20549

Re:

PMX Communities, Inc.

Form 8-K

Filed February 20, 2013

File No. 0-53974

Dear Mr. Thompson:

In response to your letter dated February 22, 2013, please find the following responses to your comments:

Item 4.01 Changes in Registrant’s Certifying Accountant

1) Previous Independent Auditors

1. Please revise your disclosure in paragraph b. to clarify that the report of Lake & Associates CPA’s LLC for each of the past two years did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to audit scope or accounting principles, except that the reports contained an explanatory paragraph stating that there was substantial doubt about the Company’s ability to continue as a going concern. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

The disclosure has been revised for clarity.

2. Please correct your reference to Regulation S-K in paragraph f. to reference Item 304(a)(1)(v) rather than Item 304(a)(1)(iv).

The disclosure has been appropriately revised.

Item 9.01 Financial Statements and Exhibits

3. Please file an updated letter from Lake & Associates CPA’s LLC as Exhibit 16 to the amendment filed in response to our comment in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

An updated letter has been filed with this amendment.

The company acknowledges that:

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The company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

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The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely:

/s/Lindsey Perry

Lindsey Perry

Chief Executive Officer

February 22, 2013